The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Filed pursuant To rule 424(b)(3)

Registration No. 333-104008
Subject to completion, dated April 21, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated April 16, 2003)

7,000,000

Class A Common Shares

The E.W. Scripps Company

The Edward W. Scripps Trust, our controlling shareholder, is offering 7,000,000 of our Class A Common Shares. We are not offering any shares and will not receive any proceeds from the sale of these shares by the Scripps Trust.

Holders of our Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company, but are not entitled to vote on any other matters except as required by Ohio law. Holders of our Common Voting Shares are entitled to elect all remaining directors and to vote on all other matters requiring a vote of shareholders. Holders of our Class A Common Shares and Common Voting Shares are entitled to the same cash dividends and to share equally in distributions on liquidation of the Company. Each Common Voting Share is convertible into one Class A Common Share.

Our Class A Common Shares are listed on the New York Stock Exchange under the symbol “SSP.” On April 17, 2003, the reported last sale price of our Class A Common Shares on the New York Stock Exchange was $79.33 per share.

Following the sale of these shares, the Scripps Trust will own approximately 35.8% of our outstanding Class A Common Shares and approximately 87.3% of our outstanding Common Voting Shares and will continue to control the Company.

PRICE $                    A SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	Scripps
	Public	Commissions	Trust

Per Share
Total

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                                  , 2003.

MORGAN STANLEY

MERRILL LYNCH & CO.

April      , 2003

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

      As used in this prospectus supplement, the terms “Scripps,” “we,” “our” and “us” may, depending upon the context, refer to The E.W. Scripps Company, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering of Class A Common Shares. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

SUMMARY OF THE OFFERING

Class A Common Shares offered hereby	7,000,000

Common Shares outstanding as of March 31, 2003
Class A Common Shares	61,794,524
Common Voting Shares	18,369,113
Total	80,163,637

Use of proceeds and expenses	We will not receive any proceeds from the sale of the shares. The Scripps Trust will pay all expenses of the offering.

Voting and other rights	Holders of our Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company, but are not entitled to vote on any other matters except as required by Ohio law. Holders of our Common Voting Shares are entitled to elect all remaining directors and to vote on all other matters requiring a vote of shareholders. Class A Common Shares and Common Voting Shares are entitled to the same cash dividends and to share equally in distributions on liquidation of the Company. Each Common Voting Share is convertible into one Class A Common

Dividend policy	We have declared cash dividends in every year since our incorporation in 1922. We paid dividends in 2001 and 2002 of $.60 per share and in the three months ended March 31, 2003, we paid a dividend of $.15 per share. Future dividends are subject to, among other things, our earnings, financial condition and capital requirements.

NYSE symbol for Class A Common Shares	SSP

THE E.W. SCRIPPS COMPANY

      We are a diversified media company operating in four reportable business segments: newspaper publishing, cable and satellite television programming services (“Scripps Networks”), broadcast television and television retailing (“Shop At Home”). Licensing and other media aggregates our operating segments that are too small to warrant separate reporting, primarily syndication and licensing of news features and comics. We maintain our principal executive offices at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202, telephone number (513) 977-3000.

Newspapers

      We publish 21 daily newspapers. Our total circulation is approximately 1.3 million daily and 1.9 million Sunday. From our Washington bureau we operate the Scripps Howard News Service, a supplemental wire service covering stories in the capital, other parts of the United States and abroad. Our newspapers produced approximately 44% of our total operating revenues in 2002.

		Morning (M)
Newspaper	Location	Evening (E)	Daily	Sunday

			(in thousands)(1)
Denver Rocky Mountain News(2)	Denver, Colorado	M	305	789
Memphis Commercial Appeal	Memphis, Tennessee	M	172	234
Knoxville News-Sentinel	Knoxville, Tennessee	M	118	154
Treasure Coast News/ Press-Tribune(3)	Ft. Pierce, Stuart and Vero Beach, Florida	M	98	111
Ventura County Star	Ventura County, California	M	94	107
Evansville Courier & Press	Evansville, Indiana	M	69	97
Corpus Christi Caller-Times	Corpus Christi, Texas	M	63	80
Naples Daily News	Naples, Florida	M	56	68
Cincinnati Post(2)	Cincinnati, Ohio	E	49	—
Anderson Independent-Mail	Anderson, South Carolina	M	39	44
Redding Record-Searchlight	Redding, California	M	35	40
Abilene Reporter-News	Abilene, Texas	M	34	44
Boulder Daily Camera	Boulder, Colorado	M	33	41
Wichita Falls Times Record News	Wichita Falls, Texas	M	32	37
Bremerton Sun	Bremerton, Washington	M	31	36
San Angelo Standard-Times	San Angelo, Texas	M	28	33
Albuquerque Tribune(2)	Albuquerque, New Mexico	E	16	—
Henderson Gleaner	Henderson, Kentucky	M	11	12
Birmingham Post-Herald(2)	Birmingham, Alabama	E	10	—

Total Circulation			1,292	1,926

(1)	Based on Audit Bureau of Circulation Publisher’s Statements (“Statements”) for the six-month period ended September 30, except figures for the Naples Daily News and the Treasure Coast News/ Press-Tribune which are from the Statements for the twelve-month period ended September 30.

(2)	This newspaper is a party to a joint operating agency (“JOA”). The JOA in Denver, Colorado (the “Denver JOA”) publishes the Rocky Mountain News (“RMN”) and the Denver Post Monday through Friday, and a joint newspaper on Saturday and Sunday. Reported daily circulation represents the Monday through Friday circulation of the Rocky Mountain News. Reported Sunday circulation represents the Sunday circulation of the joint newspaper.

(3)	Represents the combined daily circulation of the Stuart News, the Vero Beach Press Journal and the Ft. Pierce Tribune.

Scripps Networks

      Scripps Networks distributes four national programming services, Home & Garden Television (“HGTV”), Food Network, Fine Living and DIY — Do It Yourself Network (“DIY”), through cable and satellite television systems. Scripps Networks also includes our 12% interest in FOX Sports Net South, a regional television network. Scripps Networks produced approximately 27% of our total operating revenues in 2002.

      We expect to further develop a subscription-based video-on-demand service featuring the programming of our four national television networks and to develop a programming service focusing on Hispanic lifestyle and interests.

Homes
National Television Network	Telecast

(in millions)(1)
HGTV	80.4
Food Network	78.4
Fine Living	14.1
DIY	15.0

(1)	The number of homes that receive cable television networks according to the Nielsen Homevideo Index (“Nielsen”) report for March 2003. Fine Living and DIY are not rated by Nielsen. Homes telecast for those networks represent amounts calculated by us using comparable methods.

Broadcast Television

      We operate ten broadcast television stations, nine of which are affiliated with national broadcast television networks. Six stations are ABC and three are NBC affiliates. In addition to network programs, our television stations broadcast locally produced programs, syndicated programs, sports events, movies, public service programs and “niche” programs focusing on topics of interest in the stations’ local markets. News is the focus of our locally produced programming. Our broadcast television stations produced approximately 20% of our total operating revenues in 2002.

			Stations
		Rank of	in	Network
Market	Station	Market(1)	Market(2)	Affiliation

Detroit, Michigan	WXYZ	10	9	ABC
Tampa, Florida	WFTS	13	12	ABC
Cleveland, Ohio	WEWS	15	11	ABC
Phoenix, Arizona	KNXV	16	12	ABC
Baltimore, Maryland	WMAR	24	6	ABC
Cincinnati, Ohio	WCPO	32	6	ABC
Kansas City, Missouri	KSHB	33	8	NBC
Lawrence, Kansas	KMCI	33	8	Independent
West Palm Beach, Florida	WPTV	39	9	NBC
Tulsa, Oklahoma	KJRH	60	10	NBC

All market data is based on the November 2002, Nielsen survey.

(1)	Rank of Market represents the relative size of the television market in the United States.

(2)	Stations in Market does not include public broadcasting stations, satellite stations, or translators which rebroadcast signals from distant stations.

Shop At Home

      Shop At Home markets a range of consumer goods to television viewers and through its Internet site, including site jewelry, electronics, beauty and fitness, collectibles and other consumer products. We expect to expand our product offering, particularly in cookware and other home-related products.

      Our programming is distributed by broadcast television stations and by cable and satellite television systems on a full-time or part-time basis. Shop At Home can be viewed in more than 170 television markets, including 97 of the 100 largest television markets. Shop At Home programming reached an average of 45.9 million full-time equivalent homes in the first quarter of 2003.

RECENT EARNINGS

      On April 10, 2003, we released certain information about our financial results for the first quarter of 2003. This information was based upon internally prepared, unaudited financial statements.

      Consolidated operating revenues in the first quarter of 2003 were $445 million, including $58.3 million from Shop At Home. Consolidated operating revenues increased 29% over the first quarter of 2002. Net income in the first quarter of 2003 was $52.7 million, or $.65 per share, compared to $39.9 million, or $.50 per share in the first quarter of 2002. Net investment results, including the write-down of impaired investments, reduced net income in the first quarter of 2002 by $5.4 million, or $.07 per share. Excluding net investment results, first quarter 2003 net income increased 16%.

      Our improved results for the first quarter of 2003 reflect, among other things, continued growth and strong performance at Scripps Networks.

USE OF PROCEEDS

      We will not receive any proceeds from sales of Class A Common Shares made in this offering. The Scripps Trust will pay all expenses in connection with the sale of the shares offered hereby.

SELECTED CONSOLIDATED FINANCIAL DATA

      We have derived the following selected consolidated financial data for, and as of the end of, each of the five year periods ended December 31, 2002, from consolidated financial statements which have been audited by Deloitte & Touche LLP, our independent auditors. You should read the selected consolidated financial information in conjunction with the consolidated financial statements and notes thereto incorporated by reference in the accompanying prospectus.

	Years ended December 31,

	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

	(in millions, except per share data)
Summary of Operations
Operating Revenues:
Newspapers	$682	$677	$687	$654	$623
Scripps Networks	415	337	296	213	133
Broadcast television	305	278	343	312	331
Shop At Home	42	—	—	—	—
Licensing and other media	90	89	97	93	89

Total segment operating revenues	1,536	1,380	1,423	1,272	1,175
Divested operating units(2)	—	—	11	23	25
RMN pre-JOA operating revenues(3)	—	12	221	210	200

Total operating revenues	$1,536	$1,392	$1,654	$1,505	$1,401

Segment profit (loss):
Newspapers	$270	$238	$269	$276	$260
Scripps Networks	125	76	69	34	6
Broadcast television	98	80	129	96	118
Shop At Home	(2)	—	—	—	—
Licensing and other media	17	15	16	13	12
Corporate	(28)	(19)	(20)	(18)	(16)

Total segment profit	481	389	464	400	379
Divested operating units(2)				1	1
Depreciation	(58)	(56)	(69)	(65)	(64)
Amortization of other intangible assets	(4)	(5)	(4)	(4)	(5)
Amortization of goodwill and other intangible assets with indefinite lives(4)	—	(38)	(36)	(35)	(35)
Restructuring charges(5)	4	(16)	(10)	(2)	—
Interest expense	(28)	(39)	(52)	(45)	(47)
Investment results, net of expenses(6)	(86)	5	(25)	1	—
Gains (losses) on divested operations (1)	—	—	6	—	—
Miscellaneous, net	1	1	1	4	—
Income taxes(7)	(116)	(100)	(108)	(104)	(93)
Minority interests	(5)	(4)	(4)	(4)	(5)

Net income	$188	$138	$163	$146	$131

Per Share Data
Net income	$2.34	$1.73	$2.06	$1.85	$1.62
Cash dividends	.60	.60	.56	.56	.54

Market Value of Common Shares at December 31
Per share	$76.95	$66.00	$62.88	$44.81	$49.75
Total	6,159	5,227	4,951	3,502	3,908

Cash Flow Statement Data
Net cash provided by continuing operations	$213	$206	$256	$194	$239
Investing activity:
Capital expenditures	(88)	(68)	(75)	(80)	(67)
Business acquisitions and investments	(118)	(102)	(139)	(70)	(29)
Other (investing)/divesting activity, net	15	16	62	33	10
Financing activity:
Increase (decrease) in long-term debt	1	9	(54)	(1)	(4)
Dividends paid	(51)	(51)	(47)	(47)	(47)
Common stock issued (retired)	—	(22)	(5)	(35)	(108)
Other financing activity	27	16	6	1	6
Balance Sheet Data
Total assets	2,870	2,642	2,588	2,535	2,376
Long-term debt (including current portion)	725	724	715	769	771
Stockholders’ equity	1,515	1,352	1,278	1,164	1,070

Note: Certain amounts may not foot since each is rounded independently.

Notes to Selected Consolidated Financial Data

      Our reportable segments are strategic businesses that offer different products and services. We evaluate the operating performance (“Segment Profit (Loss)”) of our business segments based primarily on earnings before interest, income taxes, depreciation and amortization, excluding divested operating units, restructuring charges, investment results and certain other unusual items.

(1) In the periods presented we acquired and divested the following:

     Acquisitions

2002 —	A 70% controlling interest in the Shop At Home television-retailing network. Additional 1.0% interest in Food Network.

2001 —	Additional 4.0% interest in Food Network.

2000 —	Daily newspapers in Ft. Pierce, Florida (in exchange for our newspaper in Destin, Florida and cash) and Henderson, Kentucky; weekly newspaper in Marco Island, Florida; and television station KMCI in Lawrence, Kansas.

     1999 — Additional 7.0% interest in Food Network.

1998 —	Independent telephone directories in Memphis, Tennessee; Kansas City, Missouri; North Palm Beach, Florida; and New Orleans, Louisiana. Additional 1.0% interest in Food Network.

     Divestitures

2000 —	Destin, Florida, newspaper (in exchange for Ft. Pierce, Florida, newspaper) and the independent yellow page directories. The divestitures resulted in net pre-tax gains of $6.2 million, increasing net income by $4.0 million, $.05 per share.

1998 —	Dallas community newspapers, including the Plano daily, and Scripps Howard Productions, our television program production operation based in Los Angeles, California. No material gain or loss was realized as proceeds approximated the book value of net assets sold.

(2) Operating units sold prior to December 31, 2002.

(3)	The Denver JOA commenced operations on January 22, 2001. Our 50% share of the operating profit (loss) of the Denver JOA is reported as “Equity in earnings of JOAs and other joint ventures” in our financial statements. The editorial costs associated with the RMN are included in “Costs and expenses.” Our financial statements do not include the advertising and other operating revenues of the Denver JOA, the costs to produce, distribute and market the newspapers or related depreciation. To enhance comparability of year-over-year operating results, we have removed the operating revenues of the RMN prior to the formation of the Denver JOA from our newspaper operating revenues and separately reported those revenues.

(4)	We adopted Financial Accounting Standard No. (“FAS”) 142 — Goodwill and Other Intangible Assets effective January 1, 2002. Recorded goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. Other intangible assets are reviewed for impairment in accordance with FAS 144. We have determined that there was no impairment of goodwill or other intangible assets on the date of adoption of FAS 142.

Amortization of goodwill and other intangible assets with indefinite lives, primarily FCC licenses and broadcast television station network affiliation agreements, was as follows:

2001 —	$38.1 million, $28.1 million after tax, $.35 per share.

2000 —	$35.8 million, $26.5 million after tax, $.33 per share.

1999 —	$34.7 million, $25.7 million after tax, $.33 per share.

1998 —	$35.0 million, $25.9 million after tax, $.32 per share.

(5) Restructuring charges consist of the following:

2002 —	The Denver JOA made plans to consolidate its office space and sold its excess real estate. The $3.9 million gain on the sale increased net income by $2.4 million, $.03 per share.

2001 —	Costs of $16.1 million associated with workforce reductions, including our $5.9 million share of such costs at the Denver JOA, reduced net income by $10.1 million, $.13 per share.

2000 —	Expenses of $9.5 million associated with formation of the Denver JOA reduced net income by $6.2 million, $.08 per share.

1999 —	Severance payments of $1.2 million to certain television station employees and $0.8 million of costs incurred to move Food Network’s operations to a different location in Manhattan reduced net income by $1.2 million, $.02 per share.

(6)	Investment results include (i) gains and losses from the sale or write-down of investments and (ii) accrued incentive compensation and other expenses associated with the management of the Scripps Ventures investment portfolios. Investment results include the following:

2002 —	Net realized losses of $79.7 million. Charges associated with winding down the Scripps Ventures investment funds were $3.6 million. Net investment results decreased net income by $55.6 million, $.69 per share.

2001 —	Net realized losses of $2.9 million. Accrued incentive compensation was decreased $11.5 million, to zero, in connection with the decline in value of the Scripps Ventures I investment portfolio. Net investment results increased net income by $3.8 million, $.05 per share.

2000 —	Net realized losses of $17.5 million. Accrued incentive compensation was increased $4.5 million, to $11.5 million. Net investment results reduced net income by $15.8 million, $.20 per share.

1999 —	Net realized gains of $8.6 million. Accrued incentive compensation was increased $7.0 million, to $7.0 million. Net investment results increased net income by $0.4 million, $.00 per share.

(7) The provision for income taxes was affected by the following unusual items:

2002 —	A change in the estimated tax liability for prior years reduced the tax provision, increasing net income by $9.8 million, $.12 per share.

2000 —	A change in the estimated tax liability for prior years reduced the tax provision, increasing net income by $7.2 million, $.09 per share.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and the Scripps Trust has agreed to sell to them, severally, the number of our Class A Common Shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	7,000,000

      The underwriters are offering the Class A Common Shares subject to their acceptance of the shares from the Scripps Trust and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Common Shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Common Shares offered by this prospectus supplement if any such shares are purchased.

      The underwriters initially propose to offer the Class A Common Shares directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the initial offering of the Class A Common Shares, the offering price and other selling terms may from time to time be varied by the underwriters.

      The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the Scripps Trust.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to the Scripps Trust

      The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $235,000 and are payable by the Scripps Trust.

      We and the Scripps Trust have agreed that, without the prior written consent of the underwriters, neither we, during the period ending 90 days after the date of this prospectus supplement, nor the Scripps Trust, during the period ending 180 days after the date of this prospectus supplement, will:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares or file any registration statement under the Securities Act of 1933 with respect to the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares;

whether any transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise.

      The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	transactions by any person other than us or the Scripps Trust relating to our common shares or other securities acquired in open market transactions after the completion of this offering;

•	the grant of options or common shares under our stock and incentive plans as in effect at the date hereof or the issuance of our common shares under our non-employee director stock plan;

•	the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date hereof and disclosed in this prospectus supplement and the accompanying prospectus; or

•	the issuance by us of unregistered securities in connection with acquisitions, which securities will not be registered for resale before the end of the 90 or 180 day period, as applicable.

      In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. The underwriters must close out any short position by purchasing shares in the open market. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, Class A Common Shares in the open market to stabilize the price of the Class A Common Shares. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Common Shares in the offering, if the underwriters repurchase previously distributed Class A Common Shares to cover syndicate short positions or to stabilize the price of the Class A Common Shares. These activities may raise or maintain the market price of the Class A Common Shares above independent market levels or prevent or retard a decline in the market price of the Class A Common Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      In the ordinary course of their business, the underwriters and their respective affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting, the provision of financial advice and the extension of credit. The underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

      We and the Scripps Trust have agreed to indemnify the underwriters against a variety of liabilities, including liabilities under the Securities Act of 1933.

EXPERTS

      Our consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      Baker & Hostetler LLP, Cincinnati, Ohio, will pass upon certain legal matters for the Company and the Scripps Trust in respect of the shares offered hereby. Simpson Thacher & Bartlett, New York, New York, will pass upon certain legal matters for the Underwriters. John H. Burlingame, a retired partner of Baker & Hostetler LLP, is a director of the Company, a member of the Executive Committee and the Compensation Committee, the Chair of the Nominating & Governance Committee and a trustee of the Scripps Trust. As a trustee, he has the power together with the other trustees of the Scripps Trust to vote and dispose of the 29,096,111 Class A Common Shares and the 16,040,000 Common Voting Shares held by the Scripps Trust. Mr. Burlingame disclaims any beneficial interest in such shares held by the Scripps Trust.

PROSPECTUS

7,000,000

Class A Common Shares

The E.W. Scripps Company

This prospectus relates to up to 7,000,000 Class A Common Shares, $.01 par value (the “Shares”), of The E.W. Scripps Company (the “Company”) being offered by The Edward W. Scripps Trust (the “Scripps Trust”). The Company is not offering any of its capital stock hereby and will not receive any proceeds from the sale of the Shares by the Scripps Trust. See “Use of Proceeds” and “Scripps Trust.”

This prospectus provides a general description of the Shares. The Company and the Scripps Trust will provide specific information about the terms of the Shares and the offerings thereof from time to time in supplements to this prospectus. The supplements may also add information to this prospectus or update or change information in this prospectus. You should read this prospectus and the supplements carefully before investing. This prospectus may not be used to sell any of the Shares unless accompanied by a prospectus supplement relating to such sale.

The Scripps Trust may, from time to time, sell all or part of the Shares to or through underwriters, directly to other purchasers or broker-dealers or through dealers or other persons acting as agents, or through a combination of such methods. Terms of sale will be determined at the time such Shares are offered for sale. The names of any underwriters, dealers, broker-dealers or other persons acting as agents involved in the sale of Shares and the compensation that the Scripps Trust shall pay such persons will be set forth in the applicable prospectus supplement.

The Shares are listed on the New York Stock Exchange, Inc. under the symbol “SSP”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated April 16, 2003

      No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities described in this prospectus or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of The E.W. Scripps Company or matters relating to the Scripps Trust since the date of this prospectus or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

      As used in this prospectus, the terms “Scripps”, “we”, “our” and “us” may, depending on the context, refer to The E.W. Scripps Company, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

      CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING OVER-ALLOTMENT TRANSACTIONS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “PLAN OF DISTRIBUTION.”

CAUTIONARY NOTE ABOUT FORWARD-LOOKING INFORMATION

      Various statements in or incorporated by reference in this prospectus and any prospectus supplement are intended to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are based on management’s current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Such risks, trends and uncertainties, which in most instances are beyond the Company’s control, include changes in advertising demand and other economic conditions; consumers’ taste; newsprint prices; program costs; labor relations; technological developments; competitive pressures; interest rates; regulatory rulings; and reliance on third-party vendors for various products and services. The words “believe,” “expect,” “anticipate,” “estimate,” “intend” and similar expressions identify forward-looking statements. All forward-looking statements, which are as of the date of this filing, should be evaluated with the understanding of their inherent uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You can inspect and copy, at prescribed rates, these reports, proxy statements and other information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference rooms. The SEC also maintains a website (http://www.sec.gov) containing reports, proxy statements and other information. You can also inspect and copy the reports, proxy statements and other information we file at the offices of the New York Stock Exchange, on which the Class A Common Shares of the Company are listed, at 20 Broad Street, New York, New York 10005.

      Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our Internet site (www.scripps.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.

      We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, referred to as the “Registration Statement”) under the Securities Act with respect to the Shares offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding us and the Shares offered by this prospectus, reference is made to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description and each such statement shall be deemed qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information and documents that we file later with the SEC will automatically update and supersede information in this prospectus.

We incorporate by reference the documents listed below and any future filings that we make under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

2. The description of the Company’s Class A Common Shares contained in the Company’s Registration Statement on Form 10 (File No. 1-11969).

      If you would like a copy of any of the documents incorporated by reference in this prospectus, please make your request in writing or by telephone to Vice President-Investor Relations, The E.W. Scripps Company, 312 Walnut Street, 28th floor, Cincinnati, Ohio 45202 (Telephone: (513) 977-3000). This information will be provided at no cost to you.

THE E.W. SCRIPPS COMPANY

      We are a diversified media company operating in four reportable business segments: newspaper publishing, cable and satellite television programming services, broadcast television, and television retailing. Licensing and other media aggregates our operating segments that are too small to warrant separate reporting, primarily syndication and licensing of news features and comics.

Newspapers

      We have 21 daily newspapers in the U.S. Our total circulation is approximately 1.3 million daily and 1.9 million Sunday. Our Washington bureau operates Scripps Howard News Service, a supplemental wire service covering stories in Washington, D.C., other parts of the United States and abroad. Our newspaper segment generated approximately 44% of our total revenues in 2002.

Scripps Networks

      Scripps Networks distributes four national television networks – Home & Garden Television, Food Network, Fine Living and DIY – Do It Yourself Network – through cable and satellite television systems. Scripps Networks also has a 12% interest in FOX Sports Net South, a regional television network. We have also announced plans to develop a subscription-based video-on-demand service featuring the programming of our national television networks and to develop a programming service focusing on Hispanic lifestyle and interests. Scripps Networks generated approximately 27% of our total revenues in 2002.

Broadcast Television

      We operate ten broadcast television stations, nine of which are affiliated with national television networks. Six stations are ABC and three are NBC affiliates. Eight of our network affiliate stations are located in one of the 40 largest television markets. In addition to broadcasting network programming, we focus on producing quality local news programming. Our television operations generated approximately 20% of the Company’s total revenues in 2002.

Shop At Home

      On October 31, 2002, we completed a transaction with Summit America Television Inc. (formerly Shop At Home, Inc.) that resulted in our acquiring a 70% controlling interest in the Shop At Home television retail network.

      Shop at Home telecasts programming developed to sell jewelry, electronics, beauty and fitness, collectibles and other products to consumers. We expect to expand product offerings, particularly in cookware and other products for the home. Shop At Home is telecast nationally under the terms of affiliation agreements with broadcast television stations and cable and direct broadcast satellite television systems. Shop At Home reached the average full-time equivalent of approximately 42.1 million cable and direct broadcast satellite households during 2002. Shop At Home also sells its products through its Internet site.

USE OF PROCEEDS

      The Company will not receive any proceeds from sales of the Shares made from time to time hereunder by the Scripps Trust. The Scripps Trust will pay all expenses in connection with the sale of the Shares being offered hereby.

SCRIPPS TRUST

      The Shares offered hereby are being sold by the Scripps Trust. The Scripps Trust has provided the following information to the Company.

      The Company has been advised that the Scripps Trust is selling the Shares in order to diversify its assets. The Trustees of the Scripps Trust are Charles E. Scripps, Robert P. Scripps, Jr. and John H. Burlingame. Charles E. Scripps and Mr. Burlingame are directors of the Company. Charles E. Scripps is not standing for re-election to the Board of Directors at the Company’s April 29, 2003, annual meeting of shareholders. The Trustees have the power to vote and dispose of the shares of capital stock of the Company held by the Scripps Trust. Charles E. Scripps and Robert P. Scripps, Jr. each has a life income interest in the Scripps Trust. John H. Burlingame has no economic interest in the assets held by the Scripps Trust.

      The agreement establishing the Scripps Trust (the “Trust Agreement”) is dated November 23, 1922. Under the Trust Agreement, the Scripps Trust must retain voting stock sufficient to ensure control of the Company until the final distribution of the Scripps Trust estate unless earlier stock dispositions are necessary for the purpose of preventing loss or damage to the estate. Under a probate court ruling obtained in 1998, the Scripps Trust is not required to hold a majority of the outstanding Class A Common Shares or to hold a majority of the Company’s total number of outstanding shares (Class A Common Shares and Common Voting Shares combined).

      The Scripps Trust will terminate upon the death of the last to survive of two persons specified by the Trust Agreement, the younger of whom is 83 years of age. Upon the termination of the Scripps Trust, substantially all of its assets (including all the shares of capital stock of the Company held by the Scripps Trust) will be distributed to the 28 grandchildren of Robert Paine Scripps (a son of Edward W. Scripps). Twenty-seven of these grandchildren have entered into an agreement among themselves, other cousins and the Company which will restrict transfer and govern voting of Common Voting Shares to be held by them upon termination of the Scripps Trust and distribution of the Scripps Trust estate. See “Scripps Family Agreement.” The Company has been advised that no tax will be payable on the assets of the Scripps Trust upon distribution thereof to the beneficiaries.

      As of February 28, 2003, the Scripps Trust owned 29,096,111, or 47.1%, of the outstanding Class A Common Shares and 16,040,000, or 87.3%, of the outstanding Common Voting Shares, such shares together being 56.3% of the outstanding capital stock of the Company. If the Scripps Trust sells all of the Shares, following such sale the Scripps Trust will own 22,096,111, or 35.8%, of the outstanding Class A Common Shares and 16,040,000, or 87.3%, of the outstanding Common Voting Shares, which together would constitute 47.6% of the outstanding capital stock of the Company.

      If the Scripps Trust sells all of the Shares, after such sale the Scripps Trust will continue to own a majority of the Common Voting Shares, which will enable it to elect two-thirds of the Company’s directors, and will own approximately 35.8% of the outstanding Class A Common Shares, which may, as a practical matter, enable it to continue to elect the remainder of the Company’s directors. Nominations of persons for election by each class of shares of the Company to the Board of Directors are made, and will continue to be made after the offering of the Shares, by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them.

      So long as the Scripps Trust owns a majority of the Common Voting Shares, it will be able to, under most circumstances, amend the Company’s Articles of Incorporation and effect any fundamental corporate transaction without the approval of any other of the Company’s shareholders and will be able to defeat any unsolicited attempt to acquire control of the Company. The concentration of voting power in the Scripps Trust and the limited voting rights of holders of Class A Common Shares may have the effect of precluding holders of Class A Common Shares from receiving any premium above market price for their shares which may be offered in connection with any attempt to acquire control of the Company.

SCRIPPS FAMILY AGREEMENT

      General. The Company and certain persons and trusts are parties to an agreement (the “Scripps Family Agreement”) restricting the transfer and governing the voting of Common Voting Shares that such persons and trusts may acquire or own at or after the termination of the Scripps Trust. Such persons and trusts (the “Signatories”) consist of certain grandchildren of Robert Paine Scripps who are beneficiaries of the Scripps Trust, descendants of John P. Scripps, and certain trusts of which descendants of John P. Scripps are trustees and beneficiaries. Robert Paine Scripps and John P. Scripps were sons of the founder of the Company.

      If the Scripps Trust were to have terminated as of January 31, 2003, the Signatories would have held in the aggregate approximately 93.38% of the outstanding Common Voting Shares as of such date.

      Once effective, the provisions restricting transfer of Common Voting Shares under the Scripps Family Agreement will continue until twenty-one years after the death of the last survivor of the descendants of Robert Paine Scripps and John P. Scripps alive when the Scripps Trust terminates. The provisions of the Scripps Family Agreement governing the voting of Common Voting Shares will be effective for a ten year period after termination of the Scripps Trust and may be renewed for additional ten year periods pursuant to Ohio law and certain provisions set forth in the Scripps Family Agreement.

      Transfer Restrictions. No Signatory will be able to dispose of any Common Voting Shares (except as otherwise summarized below) without first giving other Signatories and the Company the opportunity to purchase such shares. Signatories will not be able to convert Common Voting Shares into Class A Common Shares except for a limited period of time after giving other Signatories and the Company the aforesaid opportunity to purchase and except in certain other limited circumstances.

      Signatories will be permitted to transfer Common Voting Shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Signatories will also be permitted to transfer Common Voting Shares by testamentary transfer to their spouses provided such shares are converted to Class A Common Shares and to pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any such shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Any valid transfer of Common Voting Shares made by Signatories without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to Class A Common Shares.

      Voting Provisions. The Scripps Family Agreement provides that the Company will call a meeting of the Signatories prior to each annual or special meeting of the shareholders of the Company held after termination of the Scripps Trust (each such meeting hereinafter referred to as a “Required Meeting”). At each Required Meeting, the Company will submit for decision by the Signatories, each matter, including election of directors, that the Company will submit to its shareholders at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Signatory will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him on each matter brought before the meeting. Each Signatory will be bound by the decision reached with respect to each matter brought before such meeting, and, at the related meeting of the shareholders of the Company, will vote his Common Voting Shares in accordance with decisions reached at the meeting of the Signatories.

DESCRIPTION OF CAPITAL STOCK

      The following summary description of the Company’s capital stock does not purport to be complete and is qualified entirely by reference to the Articles of Incorporation and Code of Regulations of the Company, which are incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part.

      The authorized capital stock of the Company consists of 120 million Class A Common Shares, 30 million Common Voting Shares and 25 million Preferred Shares. As of February 28, 2003, 61,741,354 Class A Common Shares and 18,369,113 Common Voting Shares were outstanding. No Preferred Shares are outstanding. Except in connection with stock splits, stock dividends or similar transactions, the Articles of Incorporation of the Company prohibit the issuance of additional Common Voting Shares.

Class A Common Shares and Common Voting Shares

      Voting Rights. Holders of Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company (or the nearest smaller whole number if one-third of the entire Board is not a whole number), except directors, if any, to be elected by holders of Preferred Shares or any series thereof. Holders of Common Voting Shares are entitled to elect all remaining directors and to vote on all other matters. Nominations of persons for election by either class of shares to the Board are made by the vote of a majority of all directors then in office, regardless of the class of shares entitled to elect them. Holders of a majority of the outstanding Common Voting Shares have the right to increase or decrease the number of authorized and unissued Class A Common Shares and Common Voting Shares, but not below the number of shares thereof then outstanding. The Company’s Class A Common Shares and Common Voting Shares do not have cumulative voting rights.

      Holders of Class A Common Shares are not entitled to vote on any other matters except as required by the Ohio General Corporation Law (“Ohio Law”). Under Ohio Law, an amendment to a corporation’s articles of incorporation that purports to do any of the following would require the approval of the holders of each class of capital stock affected: (i) increase or decrease the par value of the issued shares of such class (or of any other class of capital stock of the corporation, if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued shares of a class into a lesser number of shares or into the same or a different number of shares of any class theretofore or then authorized (or so change any other class of capital stock of the corporation if the amendment would reduce or eliminate the stated capital of the corporation), (iii) change the express terms of, or add express terms to, the shares of a class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of such junior class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide that the stated capital of the corporation shall be reduced or eliminated as a result of an amendment described in clause (i) or (ii) above, or provide, in the case of an amendment described in clause (v) above, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the corporation’s articles of incorporation may be adopted that changes substantially the purposes of the corporation, or (viii) change the corporation into a nonprofit corporation.

      The holders of Common Voting Shares have the power to defeat any attempt to acquire control of the Company with a view to effecting a merger, sale of assets or similar transaction even though such a change in control may be favored by shareholders holding substantially more than a majority of the Company’s outstanding equity. This may have the effect of precluding holders of shares in the Company from receiving any premium above market price for their shares which may be offered in connection with any such attempt to acquire control.

      The Company’s voting structure, which is similar to voting structures adopted by a number of other media companies, is designed to promote the continued independence and integrity of the Company’s media operations under the control of the holders of Common Voting Shares while at the same time providing for equity ownership in the Company by a broader group of shareholders through the means of a class of publicly traded common shares. This structure may render more difficult certain unsolicited or hostile attempts to take over the Company which could disrupt the Company, divert the attention of its directors, officers and employees and adversely affect the independence and quality of its media operations.

      Dividend Rights. Each Class A Common Share is entitled to dividends if, as and when dividends are declared by the Board of Directors of the Company. Dividends must be paid on the Class A Common Shares and Common Voting Shares at any time that dividends are paid on either. Any dividend declared and payable in cash, capital stock of the Company (other than Class A Common Shares or Common Voting Shares) or other property must be paid equally, share for share, on the Common Voting Shares and the Class A Common Shares. Dividends and distributions payable in Common Voting Shares may be paid only on Common Voting Shares, and dividends and distributions payable in Class A Common Shares may be paid only on Class A Common Shares. If a dividend or distribution payable in the Class A Common Shares is made on Class A Common Shares, a simultaneous dividend or distribution in the Common Voting Shares must be paid on the Common Voting Shares. If a dividend or distribution payable in Common Voting Shares is made on the Common Voting Shares, a simultaneous dividend or distribution in Class A Common Shares must be made on the Class A Common Shares. Pursuant to any such dividend or distribution, each Common Voting Share will receive a number of Common Voting Shares equal to the number of Class A Common Shares payable on each Class A Common Share. In the case of any dividend or other distribution payable in stock of any corporation which just prior to the time of the distribution is a wholly owned subsidiary of the Company and which possesses authority to issue class A common shares and common voting shares with voting characteristics identical to those of the Company’s Class A Common Shares and Common Voting Shares, respectively, including a distribution pursuant to a stock dividend, a stock split or division of stock or a spin-off or split-up reorganization of the Company, only class A common shares of such subsidiary will be distributed with respect to the Company’s Class A Common Shares and only common voting shares of such subsidiary will be distributed with respect to the Company’s Common Voting Shares.

      Conversion. Each Common Voting Share is convertible at any time, at the option of and without cost to its holder, into one Class A Common Share.

      Liquidation Rights. In the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Shares and Common Voting Shares will be entitled to participate equally, share for share, in the assets available for distribution.

      Preemptive Rights. Holders of Class A Common Shares do not have preemptive rights to purchase shares of such stock or shares of stock of any other class that the Company may issue. Holders of Common Voting Shares have preemptive rights to purchase any additional Common Voting Shares or any other stock with or convertible into stock with general voting rights issued by the Company.

Preferred Shares

      No Preferred Shares are outstanding. The Board of Directors is authorized to issue, by resolution and without any action by shareholders, up to 25 million Preferred Shares. All Preferred Shares will be of equal rank. Dividends on Preferred Shares will be cumulative and will have a preference to the Class A Common Shares and Common Voting Shares. So long as any Preferred Shares are outstanding, no dividends may be paid on, and the Company may not redeem or retire, any common shares or other securities ranking junior to the Preferred Shares unless all accrued and unpaid dividends on the Preferred Shares shall have been paid. In the event of a liquidation, dissolution or winding up of the Company, the Company’s Preferred Shares are entitled to receive, before any amounts are paid or distributed in respect of any securities junior to the Preferred Shares, the amount fixed by the Board of Directors as a liquidation preference, plus the amount of all accrued and unpaid dividends. The Preferred Shares have no voting rights except as may be required by Ohio Law. See “Description of Capital Stock — Class A Common Shares and Common Voting Shares — Voting Rights” for those amendments to the Articles that would require a vote of the holders of the Preferred Shares.

      Except as specifically described in this section, the Board of Directors will have the power to establish the designations, dividend rate, conversion rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Preferred Shares. The issuance of Preferred Shares may adversely affect certain rights of the holders of Class A Common Shares and Common Voting Shares and may render more difficult certain unsolicited or hostile attempts to take over the Company.

Evaluation of Tender Offers and Similar Transactions

      The Company’s Articles of Incorporation provide that the Board of Directors, when evaluating any offer of another party to make a tender or exchange offer for any equity security of the Company, or any proposal to merge or consolidate the Company with another company, or to purchase or otherwise acquire all or substantially all the properties and assets of the Company, must give due consideration to the effect of such a transaction on the integrity, character and quality of the Company’s operations, as well as to all other relevant factors, including the long-term and short-term interests of the Company and its shareholders, and the social, legal and economic effects on employees, customers, suppliers and creditors and on the communities and geographical areas in which the Company and its subsidiaries operate or are located, and on any of the businesses and properties of the Company or any of its subsidiaries. This provision may have the effect of rendering more difficult or discouraging an acquisition of the Company that is deemed undesirable by the Board of Directors.

Compliance with FCC Regulations

      The Company’s Articles of Incorporation authorize it to obtain information from shareholders and persons seeking to have shares of the Company’s capital stock transferred to them, in order to ascertain whether ownership of, or exercise of rights with respect to, the Company’s shares by such persons would violate federal communications laws. If any person refuses to provide such information or the Company concludes that such ownership or exercise of such rights would result in the violation of applicable federal communications laws, the Company may refuse to transfer shares to such person or refuse to allow him to exercise any rights with respect to the Company’s shares if exercise thereof would result in such a violation.

Certain Ohio Anti-Takeover Laws

      Certain Ohio anti-takeover laws may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to such provisions. The articles of incorporation of a corporation may provide that any one or more of these provisions of Ohio Law will not apply to the corporation. The Articles of Incorporation of the Company provide that none of these provisions apply to the Company except the tender offer statute.

      Business Combinations with Interested Shareholders. Chapter 1704 of the Ohio Law applies to a broad range of business combinations between an Ohio corporation and an “interested shareholder.” Chapter 1704 is triggered by the acquisition of 10% of the voting power of a subject Ohio corporation. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders who are not interested in the subject transaction. During the initial three-year period the prohibition is absolute absent prior approval by the board of directors of the acquisition of voting power by which a person became an “interested shareholder” or of the subject transaction. The Company has made Chapter 1704 inapplicable to it by so providing in the Articles of Incorporation of the Company.

      Control Share Acquisition. Section 1701.831 of the Ohio Law (the “Ohio Control Share Acquisition Statute”) provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquiror, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, or (iii) a majority or more of such voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquiror and the directors and officers of the issuer. The Company has made the Ohio Control Share Acquisition Statute inapplicable to it by so providing in the Articles of Incorporation of the Company.

      Ohio “Anti-Greenmail” Statute. Pursuant to Ohio Law Section 1707.043, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees with the permission of the court having jurisdiction over such action. The Articles of Incorporation of the Company provide that this statute does not apply to the Company.

      Tender Offer Statute. The Ohio tender offer statute (Ohio Law Section 1707.041) requires any person making a tender offer for a corporation having its principal place of business in Ohio to comply with certain filing, disclosure and procedural requirements. The disclosure requirements include a statement of any plans or proposals that the offeror, upon gaining control, may have to liquidate the subject company, sell its assets, effect a merger or consolidation of it, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject company or of any of its subsidiaries or affiliates, or make any other major change in its business, corporate structure, management personnel, or policies of employment.

Registrar and Transfer Agent

      The registrar and transfer agent for the Company’s Class A Common Shares is Fifth Third Bank, Cincinnati, Ohio.

PLAN OF DISTRIBUTION

      The Scripps Trust may, from time to time, sell all or part of the Shares, on terms determined at the time such Shares are offered for sale, to or through underwriters, directly to other purchasers or broker-dealers, or through dealers or other persons acting as agents, or through a combination of such methods. The names of any underwriters, dealers, broker-dealers or other persons acting as agents involved in the sale of Shares and the compensation of such persons will be set forth in the accompanying prospectus supplement. The Company will not receive any proceeds from the sale of the Shares by the Scripps Trust.

      The distribution of the Shares may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis.

      In connection with the sale of Shares, underwriters may receive compensation from the Scripps Trust or from the purchasers of Shares for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Shares to or through agents or dealers, and such agents and dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents participating in the distribution of Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Scripps Trust and any profit on the resale of Shares by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such compensation received from the Scripps Trust will be described in the accompanying prospectus supplement.

      Because the Scripps Trust may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the Scripps Trust will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. The Company has informed the Scripps Trust that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

      The sale of Shares by the Scripps Trust also may be effected from time to time by selling Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Scripps Trust or may purchase from the Scripps Trust all or a portion of the Shares as principal, and may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the Company’s Class A Common Shares are then traded, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Shares, through short sales of Shares, or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

      The Shares also may be sold in one or more of the following transactions: (i) block transactions in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Scripps Trust may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation in the form of discounts or concessions from the Scripps Trust in amounts to be negotiated immediately prior to the sale. Broker-dealers may also receive compensation from purchasers of the Shares.

      Scripps Trust also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

      In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is satisfied.

      Underwriters, dealers, broker-dealers and other persons acting as agents may be entitled, under agreements which may be entered into by us and the Scripps Trust, to indemnification or contribution by us and the Scripps Trust against certain civil liabilities, including liabilities under the Securities Act. Such underwriters, dealers, broker-dealers and agents may be customers of, engage in transactions with, or perform services for us or the Scripps Trust in the ordinary course of business.

      If so indicated in the applicable prospectus supplement, the underwriters, dealers, broker-dealers or other persons acting as agents may be authorized to solicit offers by certain institutions to purchase Shares pursuant to contracts providing for payment and delivery on a future date. Such contracts may be made with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but in all cases such institutions must be approved by the Scripps Trust. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Shares are also being sold to underwriters, the Scripps Trust shall have sold to such underwriters the Shares not sold for delayed delivery. The underwriters, dealers, broker-dealers and other persons acting as agents will not have any responsibility in respect of the validity or performance of such contracts.

      All expenses incident to the offering and sale of the Shares will be paid by the Scripps Trust.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      Baker & Hostetler LLP, Cincinnati, Ohio, will pass upon the legality of the Shares offered hereby for the Company and the Scripps Trust. John H. Burlingame, a retired partner of Baker & Hostetler LLP, is a director of the Company, a member of the Executive Committee and the Compensation Committee, the Chair of the Nominating & Governance Committee and a trustee of the Scripps Trust. As a trustee, he has the power together with the other trustees of the Scripps Trust to vote and dispose of the 29,096,111 Class A Common Shares and the 16,040,000 Common Voting Shares held by the Scripps Trust. Mr. Burlingame disclaims any beneficial interest in such shares held by the Scripps Trust.

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